SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Exhibit A

The Schedule 13G to which this attachment is appended is filed by U.S. Bancorp on behalf of the following subsidiary or subsidiaries listed below:

| | |
|---|---|
| U.S. Bank National Association<br>425 Walnut Street<br>Cincinnati, Ohio 45202 | BK |
| U.S. Bank Trust National Association SD<br>141 North Main Avenue<br>Sioux Falls, SD 57102 | BK |